SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 1 June 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

May 29, 2010, 1715 CDT

UPDATE ON GULF OF MEXICO OIL SPILL

BP started the "top kill" operations to stop the flow of oil from the MC252 well in the Gulf of Mexico at 1300 CDT on May 26, 2010.

The procedure was intended to stem the flow of oil and gas and ultimately kill the well by injecting heavy drilling fluids through the blow-out preventer on the seabed, down into the well.

Despite successfully pumping a total of over 30,000 barrels of heavy mud, in three attempts at rates of up to 80 barrels a minute, and deploying a wide range of different bridging materials, the operation did not overcome the flow from the well.

The Government, together with BP, have therefore decided to move to the next step in the subsea operations, the deployment of the Lower Marine Riser Package (LMRP) Cap Containment System.

The operational plan first involves cutting and then removing the damaged riser from the top of the failed Blow-Out Preventer (BOP) to leave a cleanly-cut pipe at the top of the BOP's LMRP. The cap is designed to be connected to a riser from the Discoverer Enterprise drillship and placed over the LMRP with the intention of capturing most of the oil and gas flowing from the well. The LMRP cap is already on site and it is currently anticipated that it will be connected in about four days.

This operation has not been previously carried out in 5,000 feet of water and the successful deployment of the containment system cannot be assured.

Drilling of the first relief well continues and is currently at 12,090 feet. Drilling of the second relief well is temporarily suspended and is expected to recommence shortly from 8,576 feet.

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BP Press Office London: +44 20 7496 4076

BP Press office, US: +1 281 366 0265

Unified Command Joint Information Center:+1 985-902-5231

www.deepwaterhorizonresponse.com

www.bp.com/gulfofmexicoresponse

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           BP p.l.c.
                              (Registrant)

Dated: 1 June 2010

                                      /s/ D. J. PEARL
                                         ..............................
                             D. J. PEARL
                                                  Deputy Company Secretary